UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Impinj, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
453204109
(CUSIP Number)
March 16, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ice Pond Lane Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,941,153

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,941,153

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,941,153

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 21,317,792 shares of common stock, par value $0.001 per share (“Common Stock”) outstanding as of February 28, 2018, as disclosed in the Issuer’s Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2018.

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ice Pond Lane Investments, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,941,153

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,941,153

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,941,153

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 21,317,792 shares of Common Stock outstanding as of February 28, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 15, 2018.

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ice Pond Lane, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,941,153

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,941,153

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,941,153

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 21,317,792 shares of Common Stock outstanding as of February 28, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 15, 2018.

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ziff Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,941,153

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,941,153

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,941,153

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 21,317,792 shares of Common Stock outstanding as of February 28, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 15, 2018.

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dirk Ziff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,941,153

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,941,153

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,941,153

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 21,317,792 shares of Common Stock outstanding as of February 28, 2018, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 15, 2018.

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IPL Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1. (a)      Name of Issuer

Impinj, Inc.

Item 1. (b)      Address of Issuer’s Principal Executive Offices

400 Fairview Ave. N., Suite 1200
Seattle, WA 98109

Item 2. (a)      Name of Person Filing

This Amendment No. 2 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Ice Pond Lane Advisers, LLC:
(ii)	Ice Pond Lane Investments, LP;
(iii)	Ice Pond Lane, LLC;
(iv)	Ziff Capital Partners, LLC;
(v)	Dirk Ziff; and
(vi)	IPL Advisers, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 2 to Schedule 13G is being filed on behalf of each of them.

Item 2. (b)      Address of Principal Business Office or, if None, Residence

The principal business office address for Ice Pond Lane Advisers, LLC, Ice Pond Lane Investments, LP, Ice Pond Lane, LLC, Ziff Capital Partners, LLC and Dirk Ziff is 285 Madison Avenue, 20th Floor, New York, NY 10017.

The principal business office address for IPL Advisers, LLC is 350 Park Avenue, 4th Floor, New York, NY 10022.

Item 2. (c)      Citizenship

See Item 4 of the attached cover pages.
Item 2. (d)      Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2. (e)      CUSIP Number

453204109

Item 3.            If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.            Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Ice Pond Lane Investments, LP (the “Fund”) is the record owner of the shares of Common Stock shown on item 9 of its respective cover page.

Ice Pond Lane Advisers, LLC is the investment adviser to the Fund.  Ice Pond Lane Advisers, LLC, Ziff Capital Partners, LLC, Ice Pond Lane, LLC and Dirk Ziff, by virtue of their direct or indirect relationship to the Fund, may be deemed to share beneficial ownership of the shares of Common Stock of which the Fund is the record owner.

Item 5.           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [  ].

IPL Advisers, LLC no longer beneficially owns any shares of the Issuer’s Common Stock.  To the extent that Ice Pond Lane Advisers, LLC and IPL Advisers, LLC may have been deemed to have formed a group, the dissolution of such group was effectuated at such time as IPL Advisers, LLC ceased to beneficially own any shares of the Issuer’s Common Stock.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.           Identification and Classification of Members of the Group

Not Applicable.

Item 9.           Notice of Dissolution of Group

To the extent that Ice Pond Lane Advisers, LLC and IPL Advisers, LLC may have been deemed to have formed a group, the dissolution of such group was effectuated at such time as IPL Advisers, LLC ceased to beneficially own any shares of the Issuer’s Common Stock.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2018

Ice Pond Lane Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Ice Pond Lane Investments, LP

By:	Ice Pond Lane, LLC
Its:	General Partner

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Ice Pond Lane, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Ziff Capital Partners, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Dirk Ziff

By:	/s/ Dirk Ziff
	Name:	Dirk Ziff

IPL Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

EXHIBIT A

The undersigned, Ice Pond Lane Advisers, LLC (a Delaware limited liability company), Ice Pond Lane Investments, LP (a Delaware limited partnership), Ice Pond Lane, LLC (a Delaware limited liability company), Ziff Capital Partners, LLC (a Delaware limited liability company), Dirk Ziff and IPL Advisers, LLC (a Delaware limited liability company), hereby agree and acknowledge that the information required by this Amendment No. 2 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 26, 2018

Ice Pond Lane Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Ice Pond Lane Investments, LP

By:	Ice Pond Lane, LLC
Its:	General Partner

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Ice Pond Lane, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Ziff Capital Partners, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

Dirk Ziff

By:	/s/ Dirk Ziff
	Name:	Dirk Ziff

IPL Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President